Sean Graber

Partner

+1.215.963.5598

sean.graber@morganlewis.com

September 6, 2024

FILED AS EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. 485(a) Filing (File Nos. 2-92633 and 811-04087)

Dear Ms. Browning:

On behalf of our client, Manning & Napier Fund, Inc. (the “Fund”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Fund’s post-effective amendment no. 227, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 228, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the Credit Series (the “Series”). Below, we have briefly summarized your comments and questions, followed by our responses. Please note that for organizational purposes, we have divided certain of your numbered comments that contain more than one comment into subdivisions (e.g., “(a),” “(b),” “(c),” etc.). Where indicated, certain of the Fund’s responses are based on information provided to the Fund by Manning & Napier Advisors, LLC (the “Advisor”) for the specific purpose of the Fund’s responses to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Prospectus Comments

Fees and Expenses

1.	Comment. In the first sentence of the preamble to the Fees and Expenses subsection of the Summary Section of the Prospectus, please revise the language to match the following: “This table describes the fees and expenses you may pay if you buy, hold, and sell shares of the Series.”

Response.     The Series has made the requested revisions.

2.	Comment. In the second sentence of the preamble to the Fees and Expenses subsection of the Summary Section of the Prospectus, please change the font to bold font.

Response.     The Series has made the requested revisions.

3.	Comment. In the fee table, the Staff notes that there is no AFFE caption, but Item 4 disclosure states that the Series invests principally in ETFs. Please confirm supplementally that no AFFE line is required, or add the line item accordingly.

Response.     The Fund confirms that acquired fund fees and expenses did not exceed 0.01% during the prior fiscal year.

Kimberly Browning, Esq.
September 6, 2024

4.	Comment. With respect to the fee table and footnote:

(a)	In the final line item, please (i) delete the reference to “After Fee Waivers,” and (ii) delete the footnote because the fee waiver has not been triggered.

Response.     The Series notes that the reference to “After Fee Waivers” was not included in the version of the Prospectus that filed on EDGAR and respectfully submits that the reference to “After Fee Waivers” was due to a formatting issue in the redline the Series shared with the Staff. The Series has deleted the footnote.

(b)      Please confirm supplementally that there is no other discussion in Item 3 of the Prospectus of fee waivers under the Series’ expense limitation agreement.

Response.     The Series confirms there is no other discussion of fee waivers in the Item 3 section of the Prospectus.

(c)      With respect to text in the footnote, the footnote says the contractual waivers are “expected” to continue indefinitely. The Staff notes that section 3 of the expense limitation agreement, filed as an exhibit in Item 28, states that this agreement “will” remain in effect indefinitely. Please revise the disclosure to clarify whether the agreement will remain in effect or is expected to remain in effect.

Response.     As requested in Comment 4(a), the Series has deleted the footnote. However, to the extent this language appears elsewhere in the Amendment, the Series has made the requested revisions.

(d)     In the footnote, please clarify the meaning of the references to “direct operating expenses” and “indirect expenses.”

Response.     As requested in Comment 4(a), the Series has deleted the footnote. This language does not appear elsewhere in the Amendment.

(e)     In the footnote regarding the waiver and how it operates, please revise the disclosure to clarify that the three-year rolling period refers to the three-year period following a waiver or reimbursement.

Response.     As requested in Comment 4(a), the Series has deleted the footnote. However, to the extent this language appears elsewhere in the Amendment, the Series has made the requested revisions.

(f)     In the last sentence of the footnote, regarding clauses (a) and (b), please consider revising into plain English.

Response.     As requested in Comment 4(a), the Series has deleted the footnote. However, to the extent this language appears elsewhere in the Amendment, the Series believes such disclosure is already written in plain English and conforms to comments previously provided by the SEC staff. Accordingly, the Series respectfully declines to make revisions.

Kimberly Browning, Esq.
September 6, 2024

5A.	Comment. The Staff observes that the Series offers Class W shares that are subject to a waiver of the management fee in addition to the terms of the expense limitation agreement that also governs the Class I, S and Z shares. Please supplementally clarify why the Class W waiver does not violate Section 18(f) of the 1940 Act.

Response.     Subsequent to the Fund’s prior correspondence with the SEC staff regarding the Fund’s offering of Class W Shares of certain series of the Fund1, the SEC staff issued, on February 2, 2023, a bulletin entitled “Differential Advisory Fee Waivers” (the “Staff Bulletin”) that addresses, among other things, the Staff’s views on certain matters regarding the offering of multiple classes of shares that may have different fee waiver arrangements in place.2 The Staff Bulletin recites prior SEC guidance concerning the risks associated with funds offering multiple classes of shares that have differing expense arrangements and discusses the requirements imposed under Rule 18f-3 under the 1940 Act that are designed to mitigate such risks. In particular, with regard to fee-waived classes of shares, such as the Class W Shares of certain Series of the Fund, the Staff observed:

In the staff’s view, whether a differential advisory fee waiver presents a prohibited means of cross-subsidization between classes is a facts-and-circumstances determination that the mutual fund’s Board in consultation with the investment adviser and legal counsel should consider making and documenting after considering all relevant factors. For example, a fund’s Board may be able to conclude that a long-term waiver of an advisory fee for one class of shares, but not other classes of shares, does not provide a means for cross subsidization in contravention of Rule 18f-3 if the Board finds that (1) shareholders in the waived class pay fees to the adviser at the investing fund level in a funds-of-funds structure for advisory services, and (2) that such fees, when added to the advisory fees that are paid by the waived class, after giving effect to the waiver, are at least equal to the amount of advisory fees paid by the other classes, such that the waiver for the waived class is demonstrably not being subsidized by other classes. (footnote omitted)

In addition, the Staff noted that the board of a fund that has an existing fee-waived class of shares may want to consider, specifically within the context of Rule 18f-3, whether (i) such waivers present a means for cross-subsidization, (ii) steps taken to monitor and guard against cross-subsidization are effective, and (iii) whether alternative fee arrangements may be appropriate.

By way of background, the Advisor has agreed to waive its entire management fee with respect to Class W Shares of a Series. Under this arrangement, Class W shareholders of a Series do not bear an investment management fee at the Series level, but shareholders of other classes of the same Series do bear their proportionate share of the investment management fee charged to the Series. Class W Shares of a Series are available for investment only to the Advisor’s fee-paying discretionary investment accounts (the “Accounts”). The effect of this arrangement is that the Accounts pay the Advisor directly for their investment advisory services, including the services provided to the applicable Series in which their assets are invested, rather than indirectly through their investment in a Series’ Class W Shares.

1 See letter from Elizabeth Craig to Kimberly Browning dated June 22, 2022 (https://www.sec.gov/Archives/edgar/data/751173/000138713122007161/filename1.htm).

2 See Staff bulletin “Differential Advisory Fee Waivers” (February 2, 2023) (https://www.sec.gov/investment/differential-advisory-fee-waivers).

Kimberly Browning, Esq.
September 6, 2024

In response to the Staff Bulletin, the Advisor, working together with legal counsel to the Fund and Advisor, made a presentation to the Fund’s Board at its May 2023 Board meeting that (a) described the Class W shares fee structure, including the permanent advisory fee waiver for such class; (b) described the Advisor’s investment advisory programs invested in Class W shares of a Series and the fees payable to the Advisor by the Accounts invested in these advisory programs; and (c) reported the results of the Advisor’s fee analysis to determine whether the advisory fees paid by the over 3,700 Accounts invested in the Class W shares to the Advisor outside of a Series is sufficient to indirectly compensate the Advisor. In addition, prior to the Board meeting, the Board received a memorandum from legal counsel to the Fund and Advisor summarizing (a) the relevant legal authorities that govern mutual fund share class structures and (b) the SEC staff’s position in the Staff Bulletin.

Based on the results of its analysis, the Advisor reported that the Advisor concluded that the Class W shares advisory fee waiver for a Series does not provide a means for cross subsidization in contravention of Rule 18f-3 (i.e., the advisory fees paid to the Advisor by the Accounts outside of a Series are at least equal to the amount of advisory fees paid by the other classes of the Series), and described the reasonably designed measures implemented by the Advisor to monitor the waivers in the Series’ Class W Shares to guard against cross-subsidization in the Series. The Advisor committed to annually perform an analysis to determine whether the advisory fees paid by the Accounts invested in the Class W shares to the Advisor outside of a Series is sufficient to indirectly compensate the Advisor. The Advisor further agreed to report to the Board the results of this analysis in the Advisor’s annual 15(c) materials to the Board in connection with the Board’s review of the Series’ investment advisory agreement.

Based on the results of the Advisor’s review of the differential advisory fee waivers related to the Series’ Class W Shares and the Advisor’s conclusions thereto, the Board accepted the Advisor’s assessment, and therefore has made the determination, based on the information and analysis presented to the Board at the meeting, that the Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act. The Independent Directors were advised by independent legal counsel with respect to their consideration of the differential advisory fee waiver matters reviewed at the May 2023 Board meeting.

At its May 2024 Board meeting, the Board again considered the differential advisory fee waivers related to a Series’ Class W Shares. At the meeting, the Advisor presented 15(c) materials to the Board similar to those described above for the May 2023 Board meeting. In this regard, the Advisor reported on its annual process to determine that a Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act, which included an analysis of the advisory fees paid by the Accounts to the Advisor outside of the Series as compared to the advisory fees paid by the Series’ other classes to the Advisor. The Advisor reported that, after completing its annual review, the Advisor concluded that each Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act. The Advisor further reported that it continues to have reasonable measures in place to monitor the waivers in a Series’ Class W Shares to guard against cross-subsidization in the Series.

Based on the results of the Advisor’s review of the differential advisory fee waivers related to the Series’ Class W Shares and the Advisor’s conclusions thereto, the Board accepted the Advisor’s assessment, and therefore has made the determination, based on the information and analysis presented to the Board at the meeting, that the Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act. The Independent Directors were advised by independent legal counsel with respect to their consideration of the differential advisory fee waiver and the 15(c) matters reviewed at the May 2024 Board meeting.

Kimberly Browning, Esq.
September 6, 2024

5B.	Comment. Based on the Staff’s review of the Fund’s response to Comment 5A, the Staff has the following additional comments and requests for clarification:

(a)	With respect to the Board’s consideration of the Series’ differential advisory fee waiver for Class W Shares, the Staff notes that the Fund’s response in Comment 5A states that, at the 2023 and 2024 Board meetings, the Board “accepted the Advisor’s assessment that the Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act.” Please address supplementally how, beyond “accept[ing]” the Advisor’s assessment, the Board determined that the differential advisory fee waiver for Class W Shares does not constitute cross-subsidization across the Series’ share classes in contravention of Rule 18f-3. Please refer to the Staff Bulletin stating that “In the staff’s view, whether a differential advisory fee waiver presents a prohibited means of cross-subsidization between classes is a facts-and-circumstances determination that the mutual fund’s Board in consultation with the investment adviser and legal counsel should consider making and documenting after considering all relevant factors.”

Response. The Fund has revised its Response 5A to address the Staff’s comments.

(b)	Please identify all documentation demonstrating the basis for the Advisor’s conclusion that differential advisory fee waiver for Class W Shares does not provide a means for cross-subsidization in contravention of Rule 18f-3.

Response. The documentation supporting the basis for the Advisor’s conclusion that the differential advisory fee waiver for Class W Shares does not provide a means for cross-subsidization in contravention of Rule 18f-3 is contained in various work papers created by the Advisor as part of performing its fee analysis. As part of its analysis, the Advisor created files relating to, among other things, the advisory fee rate paid by each Account to the Advisor, the Accounts’ holdings of Series of the Fund, the amount of each Account’s investments in each Series, the management fees paid by each Series, the hypothetical blended management fee rate that would have been paid by each Account with respect to its investments in Class W Shares of the Series but for the advisory fee waiver, and a comparison of the advisory fee rate paid by each Account to the Advisor to the hypothetical blended management fee rate that would have been paid by each Account with respect to its investments in Class W Shares of the Series but for the advisory fee waiver.

(c)	Please identify all documentation provided to the Board in accepting the Advisor’s assessment that the Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act.

Response. The Advisor provided the Board the following written information in connection with the Board’s review of the Class W Shares’ differential advisory fee waiver as part of the May 2023 Board meeting: (a) a description of the Class W shares fee structure, including the permanent advisory fee waiver for such class; (b) a description of the Advisor’s investment advisory programs invested in Class W shares of a Series and the fees payable to the Advisor by the Accounts invested in these advisory programs; and (c) a report of the results of the Advisor’s fee analysis to determine whether the advisory fees paid by the over 3,700 Accounts invested in the Class W shares to the Advisor outside of a Series was sufficient to indirectly compensate the Advisor. This written information also highlighted the measures implemented by the Advisor to monitor the differential advisory fee waivers in the Series’ Class W shares to guard against cross-subsidization of the Series’ share classes. The Board also received a memorandum from legal counsel to the Fund and Advisor summarizing (a) the relevant legal authorities that govern mutual fund share class structures and (b) the SEC staff’s position in the Staff Bulletin.

Kimberly Browning, Esq.
September 6, 2024

As part of the May 2024 Board meeting, the Board received a report from the Advisor regarding the Advisor’s annual process to determine that a Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act. This report confirmed that the Advisor did not find any instances of cross-subsidization and that the Advisor concluded that each Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act.

(d)	Please describe the measures implemented by the Advisor to monitor the differential advisory fee waivers in the Series’ Class W shares to guard against cross-subsidization of the Series’ share classes.

Response. The Advisor has implemented both “front-end” and “back-end” measures to monitor the differential advisory fee waivers in the Series’ Class W shares to guard against cross-subsidization of the Series’ share classes. On the “front-end,” the Advisor has established a process for assessing advisory fees to the Accounts that seeks to ensure that such Accounts pay an advisory fee to the Advisor sufficient to indirectly compensate the Advisor for the Accounts’ investments in Class W shares of a Series. On the “back-end,” the Advisor has established a limited number of arrangements with financial intermediaries where the Accounts can hold their Class W shares. The Advisor has established trade restrictions at these intermediaries and performs ongoing monitoring of investments through these intermediaries to prevent ineligible standalone investors from accessing the Class W Shares. On an annual basis, the Advisor performs a review of the Accounts’ utilization of the Class W shares of a Series and analyses the advisory fees paid by such Accounts to determine whether the advisory fees paid by the Accounts invested in the Class W shares to the Advisor outside of a Series was sufficient to indirectly compensate the Advisor. The Advisor then reports these results to the Board as part of the Advisor’s 15(c) materials.

(e)	Please identify the documents and information furnished to the Board in connection with the Board’s obligation under Rule 18f-3(d) to determine that the multiple share class plan is in the best interests of each share class individually and the fund as a whole.

Response. The Board approved an amendment to the Fund’s Rule 18f-3 plan to add the Class I, Class S and Class Z shares to the Series at the Board’s May 2024 Board meeting. In considering and approving the Series Rule 18f-3 Plan, the Board considered information that they deemed relevant, including, but not limited to, the information discussed in further detail below. The Board’s decision to approve the Series Rule 18f-3 Plan was based on a comprehensive consideration of all information provided to the Board at the May 2024 Board meeting and throughout the year, as well as the knowledge gained over time through prior discussions with, and presentations by, the Advisor regarding the differential advisory fee waivers in the Series’ Class W Shares, including the information presented by the Advisor at the May 2023 Board meeting.

Kimberly Browning, Esq.
September 6, 2024

In connection with the May 2024 Board meeting, the Board was provided the following documents and information specific to the creation of the Class I, Class S and Class Z shares of the Series: (a) an amended schedule to the Fund’s Rule 18f-3 plan showing the addition of the Class I, Class S and Class Z shares to the Series, (b) a memorandum from the Advisor outlining the Advisor’s rationale for the creation of the Class I, Class S and Class Z shares of the Series; (c) information showing the Board the amount of the class-specific fees that will be borne by Class I, Class S and Class Z shares of the Series and the nature and purpose of such fees; and (d) information showing the Board the share class attributes and fees for Class I, Class S and Class Z of the Series as compared to the same information for Class W shares of the Series.

As part of the Board’s consideration of the Series’ Rule 18f-3 plan, the Board also had the benefit of the Advisor’s 15(c) presentation at the May 2024 Board meeting. As described above, at the May 2024 Board meeting, the Advisor reported on its annual process to determine that a Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act, the Advisor informed the Board of its conclusion that each Series’ Class W Shares do not provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act, and the Advisor reported to the Board that it continues to have reasonable measures in place to monitor the waivers in a Series’ Class W Shares to guard against cross-subsidization in the Series. Further, as part of the Board’s consideration of the Series’ Rule 18f-3 plan at the May 2024 Board meeting, the Board had the benefit of the information presented by the Advisor at the May 2023 Board meeting regarding its initial assessment of whether the Series’ Class W Shares provide a means for cross-subsidization in contravention of Rule 18f-3 under the 1940 Act, which also concluded that the Series’ Class W Shares do not provide a means for cross-subsidization.

(f)	Please discuss in more specificity which legal counsel was present (e.g., fund counsel or independent trustee counsel or both) and whether such legal counsel was present at both of the 2023 and 2024 Board meetings referenced in your response, or just one of the Board meetings (and state which meeting if only one).

Response. The Fund has revised its Response 5A to address the Staff’s comments.

(g)	With regard to the following sentence in your response: “The Advisor further committed to incorporate its Class W Shares fee analysis into its annual 15(c) materials.” Please revise this sentence to clarify what was done with respect to the referenced 15(c) materials and clarify what the word “incorporate” means in the sentence.

Response. The Fund has revised its Response 5A to address the Staff’s comments. We respectfully direct the Staff’s attention to the second to last paragraph of the response, which discusses the information the Advisor provided to the Board regarding the Class W Shares’ differential advisory fee waiver as part of the Advisor’s 15(c) materials and presentation to the Board at the May 2024 Board meeting.

(h)	Please describe the extent to which the Board’s consideration of the differential advisory fee waiver under Rule 18f-3 has or will be disclosed to the Series’ shareholders.

Response. A discussion of the Board’s consideration of the differential advisory fee waiver for the Series will be included in the discussion of the basis for the Board’s approval of the Series’ advisory agreement in the Series’ semi-annual report to shareholders dated June 30, 2024.

Kimberly Browning, Esq.
September 6, 2024

(i)	In the third paragraph of the Fund’s Response 5A, there is a discussion of SMA clients of the Advisor. Please discuss in greater detail how such SMA clients are related to the Series, how they are assessed a separate management fee (including based on what contract or arrangement), and what it means to say “a portion [of that separate management fee] . . . covers the Advisor’s management fee for the Series of the Fund held in their accounts.”

Response.     The Fund has revised its Response 5A to address the Staff’s comments.

6.	Comment. In the fee table, the Staff notes that “Other Expenses” differ for Class Z relative to Class I and Class S. In an appropriate location in the Prospectus, please add a discussion that explains these differences. Please also confirm that this differential does not give rise to any cross-subsidization under Section 18(f)(3) of the 1940 Act.

Response.     As discussed under “Payments to Broker-Dealers and Other Financial Intermediaries—Other Payments by the Fund,” the differences in Other Expenses are due to class-specific expenses, and Class S and Class I shares pay additional fees for non-distribution related sub-transfer agency, administrative, sub-accounting and other shareholder services. The Fund confirms that these arrangements are consistent with Rule 18f-3 under the 1940 Act because the expense differences are due to class-specific expenses.

Principal Investment Strategies

7.	Comment. With respect to the Series’ ability to invest in foreign issuers for purposes of its principal investment strategies, please define what is a foreign issuer.

Response.     The Series does not have any policies or guidelines that constrain its investments in U.S. securities or foreign securities or require it to invest a specific percentage of its assets (or no more than a specific percentage of its assets) in U.S. securities or foreign securities. Absent such a policy or restriction, the Series is not aware of any legal or regulatory requirement to define a foreign issuer in order to be able to invest in foreign securities. The Series does not believe a definition is relevant to its principal investment strategy, nor does it believe such information would assist a reasonable investor in making investment decisions with regard to the Series because the Series does not differentiate between U.S. securities and foreign securities for purposes of its investment strategy. Accordingly, the Series respectfully declines to provide a definition of foreign issuers.

8.	Comment. The Staff notes that in the Item 9 part of the Prospectus, the Series states that foreign issuers include those in emerging markets. Please provide correlating disclosure in the Item 4 section of the Prospectus, and add correlating Item 4 risk summary.

Response.     The Series has removed the reference to investments in emerging market issuers from its principal investment strategies.

9.	Comment. The Staff notes that the Series’ principal investments include investments in convertible securities. If the Series intends to invest in contingent convertible securities, consider whether additional disclosure is necessary. If contingent convertible securities will be part of the principal investment strategies, please provide a description of these and provide a corresponding principal risk factor.

Response.     The Series confirms it does not intend to invest in contingent convertible securities as part of its principal investment strategies.

Kimberly Browning, Esq.
September 6, 2024

10.	Comment. Please confirm that each type of fixed income security in which the Series principally invests is disclosed in the Series’ principal investment strategy section, and confirm that associated principal risk factors are disclosed.

Response.     The Series confirms that each type of fixed income security in which it currently principally invests, and the attendant principal risk factors, are disclosed.

11.	Comment. With respect to the paragraph titled “Credit Quality,” if the Series may invest in junk bonds as a principal investments strategy, then add correlating language here. If the Series may not invest in junk bonds as a principal investment strategy, move the language in Item 9 about junk bonds to the SAI.

Response.     The Series confirms it does not intend to invest in junk bonds as part of its principal investment strategies. The Series has removed the references from the prospectus.

12.	Comment. Please disclose, if accurate, that the Series will not necessarily sell securities that have been downgraded to below investment grade, including those that have been determined to be junk bonds.

Response.     The Series has made the requested revisions.

More Information About the Series’ Principal Investments

13.	Comment. With respect to the paragraph titled “Foreign Securities,” the Staff notes the reference to “other U.S. dollar and non-U.S. dollar securities.” Please delete this phrase and any similar phrases that imply that the Series has not disclosed its principal investment strategies in their entirety, and please confirm that the Series has fully disclosed its principal investment strategies and risks, as required by Items 4 and 9 of Form N-1A.

Response.     The Series has made the requested revisions.

14.	Comment. With respect to the paragraph titled “Foreign Securities,” please clarify if ADRs are sponsored, unsponsored, or both, and please add risk factors as relevant.

Response.     The Series does not intend to invest in ADRs as part of its principal investment strategies. The Series has removed the references from the prospectus.

15.	Comment. With respect to the paragraph titled “Futures,” please revise the disclosure to state that such instruments are traded on a national exchange and that the terms of such instruments are ordinarily standardized.

Response.     The Series has made the requested revisions.

16.	Comment. If the Series will invest in junk bonds, please add relevant disclosure in the “More Information About the Series’ Principal Investments” section.

Response.     The Series confirms it does not intend to invest in junk bonds as part of its principal investment strategies. The Series has removed the references from the prospectus.

Kimberly Browning, Esq.
September 6, 2024

More Information About the Series’ Principal Risks

17.	Comment. With respect to “Risks Related to ETFs,” please clarify the language in the second sentence involving pro rata portions of ETF expenses to state that, ultimately, the shareholders bear these indirect expenses.

Response.     The Series has made the requested revisions.

Management

18.	Comment. In the subsection titled “Management Fees,” with respect to the last sentence of the first paragraph, the Staff notes that the reference to the Advisor receiving a management fee of 0.00% for the Series for the last fiscal year may be confusing, because the three new share classes do not have fee waivers and the disclosure relating to the fee waiver for Class W is not included in the prospectus. Please revise this section to eliminate any potential confusion regarding the Series’ payment of management fees to the Advisor.

Response.     The Series has made the requested revisions.

Part C Comments

19.	Comment. The Staff notes that certain exhibits in Item 28 are described as “form of” agreements that will be filed by amendment. Please note that final, executed documents should be filed with the SEC, not form of documents.

Response.     The Fund confirms that it will file executed versions of the agreements in the Fund’s Rule 485(b) filing on behalf of the Series.

* * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Sincerely,

/s/ Sean Graber

Sean Graber